Form 10-K, Exhibit 13
period 1996-12-31
PHYCOR INC/TN
filed 1997-03-31
CIK 881400

                                                                      EXHIBIT 13


                                                     FINANCIAL TABLE OF CONTENTS

Selected Financial Data                                                      18

Management's Discussion and Analysis
   of Financial Condition and Results of Operations                          19

Independent Auditors' Report                                                 24

Consolidated Balance Sheets                                                  25

Consolidated Statements of Income                                            26

Consolidated Statements of Shareholders' Equity                              27

Consolidated Statements of Cash Flows                                        28

Notes to Consolidated Financial Statements                                   30

Corporate and Investor Information - Common Stock                            43


SELECTED FINANCIAL DATA

Year ended December 31,                                         1996         1995         1994            1993            1992
------------------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)
Statement of Income Data:
Net revenue (note 2)                                       $   766,325    $ 441,596    $ 242,485       $ 167,381       $ 135,866
   Operating expenses (income):
   Clinic salaries, wages and benefits                         291,361      166,031       88,443          63,202          51,264
   Clinic supplies                                             119,081       67,596       37,136          25,031          19,265
   Purchased medical services                                   21,330       17,572       11,778           8,920          10,122
   Other clinic expenses                                       125,947       71,877       40,939          28,174          22,813
   General corporate expenses                                   21,115       14,191        9,417           5,418           3,717
   Rents and lease expense                                      65,577       36,740       23,413          16,441          13,210
   Depreciation and amortization                                40,182       21,445       12,229           8,394           6,397
   Interest income                                              (3,867)      (1,816)      (1,334)           (309)           (629)
   Interest expense                                             15,981        5,230        3,963           3,878           4,481
   Minority interest                                            10,463        6,933           --              --              --
   Provision for clinic restructuring(1)                            --           --           --              --          18,566
------------------------------------------------------------------------------------------------------------------------------------
      Net operating expenses                                   707,170      405,799      225,984         159,149         149,206
------------------------------------------------------------------------------------------------------------------------------------
      Earnings (loss) before income taxes                       59,155       35,797       16,501           8,232         (13,340)
Income tax expense                                              22,775       13,923        4,826           1,092             405
------------------------------------------------------------------------------------------------------------------------------------
      Net earnings (loss)                                  $    36,380    $  21,874    $  11,675(3)    $   7,140(3)    $ (13,745)(2)
====================================================================================================================================
Net earnings (loss) per share(4)
   Primary                                                 $       .60    $     .41    $     .32(3)    $     .28(3)    $    (.57)(2)
   Fully diluted                                                    --           --          .31(3)           --              --
====================================================================================================================================
Weighted average shares outstanding(4)
   Primary                                                      61,096       53,510       36,329          25,869          23,942
   Fully diluted                                                    --           --       43,427              --              --
====================================================================================================================================

December 31,                                                    1996         1995         1994            1993            1992
------------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Working capital                                            $   212,946    $ 111,420    $  80,533       $  46,927       $  35,920
Total assets                                                 1,118,581      643,586      351,385         171,174         141,442
Long-term debt, capital leases, convertible notes
   and amounts due to physicians                               474,600      140,633       94,653          69,014          54,087
Total shareholders' equity                                     451,703      388,822      184,125          70,005          53,879

(1) Relates to the non-recurring pre-tax charge to earnings of $18.6 million incurred in connection with the restructuring and sale of assets of the Miller Medical Clinic, which was formerly affiliated with the Company.
(2) Excluding the effect of the restructuring charge described in Note 1 and a net operating loss carryforward, the Company's net earnings and net earnings per share for 1992 would have been approximately $3.2 million and $.14 per share, respectively.
(3) Excluding the effect of the utilization of a net operating loss carryforward to reduce income taxes in 1993 and 1994, net earnings and net earnings per share would have been $5.1 million, or $.20 per share, and $10.2 million, or $.27 per share, in such years.
(4) Per share amounts and weighted average shares outstanding have been adjusted for the three-for-two stock splits effected in June 1996, September 1995 and December 1994.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         The Company acquires and operates primary care-oriented multi-specialty medical clinics and develops and manages IPAs. Most of the revenue in 1996 and 1995 was earned under clinic service agreements. Revenue earned under the service agreements is equal to the net revenue of the clinics, less amounts retained by physician groups. The service agreements contain financial incentives for the Company to assist the physician groups in increasing clinic revenues and controlling expenses.

         To increase clinic revenue, the Company works with the affiliated physician groups to recruit additional physicians, merge other physicians practicing in the area into the affiliated physician groups, negotiate contracts with managed care organizations and provide additional ancillary services. To reduce or control expenses, among other things, PHYCOR utilizes national purchasing contracts for key items, reviews staffing levels to make sure they are appropriate and assists the physicians in developing more cost-effective clinical practice patterns.

         The Company has increased its focus on the development of IPAs to enable the Company to provide services to a broader range of physician organizations, to enhance the operating performance of existing clinics and to further develop physician relationships. The Company develops IPAs that include affiliated clinic physicians to enhance the clinics' attractiveness as providers to managed care organizations.


         The table below indicates the number of clinics and physicians affiliated with the Company and provides certain information with respect to the Company's IPA operations at the end of the years indicated:

                                    1996       1995       1994       1993   1992
--------------------------------------------------------------------------------
Clinic operations:
   Number of affiliated clinics        44         31         22        18     14
   Number of
      affiliated physicians         3,050      1,955      1,143       674    480
IPA operations:
   Number or markets                   17         13          7(1)     --     --
   Number of
      commercial members          306,000    180,000    105,000(1)     --     --
   Number of
   Medicare members                69,000     38,000     24,000(1)     --     --

(1)  Information as of January 1, 1995

         The table below indicates the percentage of the aggregate net revenue earned by the physician groups and IPA's currently affiliated with the Company from various sources.

Year ended December 31,              1996      1995      1994     1993     1992
--------------------------------------------------------------------------------
Medicare                              20%       20%       29%      32%       32%
Medicaid                               3%        3%        3%       4%        4%
Managed care(1)                       42%       37%       25%      24%       19%
Private payor and insurance           35%       40%       43%      40%       45%
--------------------------------------------------------------------------------
                                     100%      100%      100%     100%      100%
================================================================================

(1) Includes HMO, PPO, Medicare risk contracts and direct employer contracts, of which approximately two-thirds in 1996 is attributable to prepaid and capitated contracts.

         The payor mix varies from clinic to clinic and changes as acquisitions are made. Over the past five years, managed care revenue as a percentage of all revenue has increased with significant increases in 1995 and 1996 relating to management of IPAs. PHYCOR believes that this trend will continue as a greater portion of the population in the Company's markets joins managed care plans. The Company also believes that the revenue received from managed care plans will increasingly be in the form of capitation rather than fee-for-service. Other changes in payor mix have resulted from the acquisition of clinics with payor mixes different from historical payor mixes experienced by the Company's affiliated groups.

         During 1996, PHYCOR affiliated with thirteen multi-specialty clinics and numerous smaller medical practices, adding $357.5 million in assets. PHYCOR also completed its acquisition of SPACO Management Company, Inc. (SPACO), an IPA management company in Dallas, Texas, and certain assets of the 972-physician IPA associated with SPACO. The principal assets acquired were accounts receivable, property and equipment and service agreement costs, an intangible asset. The consideration for the 1996 clinic acquisitions consisted of approximately 67% cash, 21% liabilities assumed and 12% stock and convertible notes. The cash portion of the purchase price was funded by a combination of operating cash flow, the proceeds from the issuance of convertible subordinated debentures and borrowings under the Company's bank credit facility. Property and equipment acquired consists mostly of clinic operating equipment, although the Company has purchased certain land and buildings. Service agreement costs are amortized over the life of the related service agreement, with recoverability assessed periodically.

         Since December 31, 1996, the Company has affiliated with three multi-specialty clinics with an aggregate of 182 physicians. Additionally, in January 1997, PHYCOR consummated its merger with Straub Clinic & Hospital, Incorporated (Straub), an integrated health care system with a 152-physician multi-specialty clinic and 159-bed acute care hospital located in Honolulu, Hawaii. In connection with the merger, PHYCOR will also provide management services to a related 35-physician group.

RESULTS OF OPERATIONS

         The following table shows the percentage of net revenue represented by various expense categories reflected in the Company's Consolidated Statements of Income.

Year ended December 31,                            1996        1995       1994
--------------------------------------------------------------------------------
Net revenue                                       100.0%      100.0%     100.0%
Operating expenses:
   Clinic salaries, wages and benefits             38.0        37.6       36.5
   Clinic supplies                                 15.5        15.3       15.3
   Purchased medical services                       2.8         4.0        4.8
   Other clinic expenses                           16.4        16.3       16.9
   General corporate expenses                       2.8         3.2        3.9
   Rents and lease expense                          8.6         8.3        9.7
   Depreciation and amortization                    5.2         4.8        5.0
   Interest income                                 (0.5)       (0.4)      (0.5)
   Interest expense                                 2.1         1.2        1.6
   Minority interest                                1.4         1.6         --
--------------------------------------------------------------------------------
Net operating expenses                             92.3        91.9       93.2
--------------------------------------------------------------------------------
   Earnings before income taxes                     7.7         8.1        6.8
Income tax expense                                  3.0         3.1        2.0
--------------------------------------------------------------------------------
   Net earnings                                     4.7%        5.0%       4.8%
================================================================================

1996 Compared to 1995

         Net revenue increased from $441.6 million for 1995 to $766.3 million for 1996, an increase of $324.7 million, or 73.5%. Net revenue from the 23 service agreements in effect as of January 1, 1995 increased 16.1% in 1996. Same clinic growth resulted from the addition of new physicians, the expansion of ancillary services, and increases in both patient volume and fees.

         During 1996, most categories of operating expenses were relatively stable as a percentage of net revenue when compared to 1995, despite the large increase in the dollar amounts resulting from acquisitions and clinic growth. The increase in clinic salaries, wages and benefits resulted from the acquisition of clinics with higher levels of these expenses compared to the existing base of clinics and the addition of primary care physicians at existing clinics. The ratio of staffing costs to net revenue is higher for primary care practices than for specialty care. The reduction in purchased medical services as a percentage of net revenue resulted from the Company's continuing efforts to reduce clinic operating costs by improving the productivity of non-physician personnel and limiting payments for outside medical services. While general corporate expenses decreased as a percentage of net revenue, the dollar amount of general corporate expenses increased as a result of the addition of corporate personnel to accommodate increased acquisition activity and to respond to increasing physician group needs for support in managed care negotiations, information systems implementation and clinic outcomes management programs.

         Income tax expense increased from the prior year as a result of the Company's increased profitability. The Company's effective tax rate was approximately 38.5% in 1996.

1995 Compared to 1994

         Net revenue increased from $242.5 million for 1994 to $441.6 million for 1995, an increase of 82.1%. Net revenue from the 17 service agreements in effect January 1, 1994 increased 18.1% in 1995. Same clinic growth resulted from the addition of new physicians, the expansion of ancillary services, and increases in both patient volume and fees. The remaining increase was the result of the acquisition of clinic assets and the acquisition of North American Medical Management (North American).

         During 1995, most categories of operating expenses were relatively stable as a percentage of net revenue when compared to 1994, despite the large increase in the dollar amounts resulting from acquisitions and clinic growth. The increase in clinic salaries, wages and benefits resulted from the acquisition of clinics with higher levels of these expenses compared to the existing base of clinics and the addition of primary care physicians at existing clinics. The ratio of staffing costs to net revenue is higher for primary care practices than for specialty care. The reductions in purchased medical services as a percentage of net revenue resulted from the Company's continuing efforts to reduce clinic operating costs by improving the productivity of non-physician personnel and limiting payments for outside medical services. While general corporate expenses decreased as a percentage of net revenue, the dollar amount of general corporate expenses increased as a result of the addition of corporate personnel to accommodate increased acquisition activity and to respond to increasing physician group needs for support in managed care negotiations, information systems implementation and clinic outcomes management programs. The decease in other clinic expenses and rents and leases as a percentage of net revenue resulted from the acquisition of clinics with lower levels of these expenses compared to the existing base of clinics. Minority interest earnings of consolidated partnerships relate to the IPA operations of North American.

         Income tax expense increased from the prior year as a result of the Company's increased profitability and the fact that benefits relating to net operating loss carry forwards were substantially consumed during 1994. The Company's effective tax rate was approximately 39% in 1995.

Summary of Operations by Quarter

         The following table presents unaudited quarterly operating results for 1996 and 1995. The Company believes that all necessary adjustments have been included in the amounts stated below to present fairly the quarterly results when read in conjunction with the Consolidated Financial Statements. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or predictive of future periods.

                                                    1996 QUARTER ENDED                            1995 Quarter Ended
----------------------------------------------------------------------------------------------------------------------------------
                                       MARCH 31     JUNE 30    SEPT. 30     DEC. 31    March 31   June 30    Sept. 30     Dec. 31
----------------------------------------------------------------------------------------------------------------------------------
In thousands, except per share data
Net revenue                            $162,501    $176,643    $196,418    $230,763    $92,764    $99,146    $114,038    $135,648
Earnings before taxes                    12,504      13,690      14,753      18,208      6,845      7,508      10,024      11,420
Net earnings                              7,690       8,419       9,073      11,198      4,176      4,617       6,115       6,966
Net earnings per share(1)              $    .13    $    .14    $    .15    $    .18    $   .09    $   .09    $    .11    $    .12

(1) Adjusted to reflect the three-for-two stock splits effected June 1996 and September 1995.

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 1996, the Company had $212.9 million in working capital, up from $111.4 million as of December 31, 1995. Also, the Company generated $64.8 million of cash flow from operations in 1996 compared to $48.1 million in 1995. At December 31, 1996, net accounts receivable of $295.4 million amounted to 73 days of net clinic revenue compared to $167.0 million and 68 days at the end of the prior year. The increase is attributable to growth in revenues at the Company's clinics and, to a lesser extent, the acquisition of clinic assets with a higher number of days of net clinic revenue outstanding than the existing base of affiliated physician groups.

         During February 1996, the Company completed a public offering of convertible subordinated debentures, which mature in 2003. Gross and net proceeds from the offering were $200.0 million and approximately $194.4 million, respectively. The debentures were priced at par with a coupon rate of 4.5% and are convertible into the Company's common stock at $38.67 per share. The debentures may not be redeemed at the Company's option prior to February 15, 1998. From February 15, 1998 to February 15, 1999, the debentures may be redeemed only if the price of the Company's common stock exceeds $54.13. From February 15, 1999 to maturity, the debentures may be redeemed by the Company at prices decreasing from 102.572% of face value to face value. As a result of acquisitions and related debt incurred and the issuance of convertible subordinated debentures during 1996, debt was 51.2% of total capitalization at December 31, 1996, compared to 26.6% at the end of 1995.

         In 1996, $11.5 million of convertible subordinated notes previously issued in connection with physician group asset acquisitions were converted into common stock. These conversions, common stock and warrants issued in acquisitions, option exercises and net earnings for 1996 resulted in an increase of $62.9 million in shareholders' equity compared to December 31, 1995.

         Capital expenditures during 1996 totaled $50.1 million. The Company is responsible for capital expenditures required at its affiliated clinics under its service agreements. The Company expects to make approximately $60 million in capital expenditures during 1997.

         Effective January 1, 1995, the Company completed its acquisition of North American. The Company paid $20.0 million at closing and may make additional future payments pursuant to an earn-out formula during 1996, 1997, and 1998 of up to an aggregate of $70.0 million. The total acquisition consideration may increase to a maximum of $130.0 million in the event of future acquisitions by North American of additional interests in IPA management entities. The first of such payments was made in the first quarter of 1996 and totaled approximately $13.9 million in cash. The second cash payment totaling approximately $21.1 million will be paid at the end of the first quarter of 1997. Of the future payments to be made, a portion may be payable in shares of the Company's common stock.

         In addition, deferred acquisition payments are payable to physician groups in the event such physician groups attain predetermined financial targets during established periods of time following the acquisitions. If each group satisfied their applicable financial targets for the periods covered, the Company would be required to pay an aggregate of approximately $64.0 million of additional consideration over the next five years, of which $23.6 million would be payable during 1997.

         The Company may exercise its option to acquire the outstanding Class B Common Stock of PMC before the end of 1997. In accordance with the terms of the options, the aggregate purchase price for these shares at that time would be approximately $18 to $19 million.

         PHYCOR has been the subject of an audit by the IRS since 1991. The IRS has proposed adjustments relating to the timing of recognition for tax purposes of certain revenue and deductions relating to uncollectible accounts. PHYCOR disagrees with the positions asserted by the IRS and is vigorously contesting these proposed adjustments. The Company believes that any adjustments resulting from resolution of this disagreement would not affect reported net earnings of PHYCOR but would defer tax benefits and change the levels of current and deferred tax assets and liabilities. For the years under audit, and potentially, for subsequent years, any such adjustments could result in material cash payments by the Company. PHYCOR does not believe the resolution of this matter will have a material adverse effect on its financial condition or results of operations, although there can be no assurance as to the outcome of this matter.

         In July 1996, the Company completed modifications to its bank credit facility which included the revision of certain terms and conditions and the addition of six participating financial institutions. The Company's bank credit facility provides for a five-year, $200.0 million revolving line of credit and a $100 million 364-day facility for use by the Company prior to July 2001 for acquisitions, working capital, capital expenditures and general corporate purposes. The Company's bank credit facility provides that borrowings under the facility bear interest at either the agent's base rate or between .25% to .55% above the applicable eurodollar rate. The Company is required to pay a facility fee of between .10% to .25% per annum on the commitments, payable quarterly in arrears, until the commitments are terminated. The total drawn cost under the facility ranges from .375% to .75% above the applicable eurodollar rate.

         The Company's bank credit facility contains covenants which, among other things, require the Company to maintain certain financial ratios and impose certain limitations or prohibitions on the Company with respect to (i) the incurring of certain indebtedness, (ii) the creation of a security interest on the assets of the Company, (iii) the payment of cash dividends on, and the redemption or repurchase of, securities of the Company, (iv) investments and (v) acquisitions. The Company is required to obtain bank consent for an acquisition with an aggregate purchase price of $50.0 million or more. The Company was in compliance with such covenants at December 31, 1996.

         In the first quarter of 1997, the Company completed a public offering of 7,295,000 shares of its common stock at a price of $30.00 per share. Net proceeds from the offering of approximately $210.5 million were used to repay bank debt.

         At March 21, 1997, the Company had cash and cash equivalents of approximately $30.0 million and $254.2 million available under its bank credit facility. The Company believes that the combination of funds available under the Company's bank credit facility, together with cash reserves and cash flow from operations, should be sufficient to meet the Company's current planned acquisition, expansion, capital expenditures and working capital needs through 1997. In addition, in order to provide the funds necessary for the continued pursuit of the Company's long-term expansion strategy, the Company expects to continue to incur, from time to time, additional short-term and long-term indebtedness and to issue equity and debt securities, the availability and terms of which will depend upon market and other conditions. There can be no assurance that such additional financing will be available on terms acceptable to the Company.

INDEPENDENT AUDITORS' REPORT

         The Board of Directors and Shareholders
         PHYCOR, Inc.:

         We have audited the consolidated balance sheets of PHYCOR, Inc. and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PHYCOR, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                               KPMG PEAT MARWICK LLP

Nashville, Tennessee

February 4, 1997, except for note 12(a)
which is as of March 7, 1997

                        PHYCOR, INC. AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

December 31, 1996 and 1995                                                                                 1996           1995
-------------------------------------------------------------------------------------------------------------------------------
(All amounts are expressed in thousands)
ASSETS (NOTE 10)
Current assets:
   Cash and cash equivalents                                                                          $   30,530     $   18,827
   Accounts receivable, less allowances of $134,556 in 1996 and $82,205 in 1995                          295,437        167,028
   Inventories                                                                                            15,185          8,939
   Prepaid expenses and other assets (note 15)                                                            42,275         22,727
-------------------------------------------------------------------------------------------------------------------------------
         Total current assets                                                                            383,427        217,521
Property and equipment, net (notes 4, 10, and 11)                                                        160,228        108,813
Intangible assets (note 6)                                                                               559,705        308,963
Other assets (notes 5 and 15)                                                                             15,221          8,289
-------------------------------------------------------------------------------------------------------------------------------
         Total assets                                                                                 $1,118,581     $  643,586
===============================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current installments of long-term debt (note 10)                                                   $      424     $      587
   Current installments of obligations under capital leases (note 11)                                      1,237          1,799
   Accounts payable                                                                                       24,103         20,020
   Income taxes payable                                                                                       --          2,714
   Due to physician groups (notes 2 and 3)                                                                75,340         48,917
   Salaries and benefits payable                                                                          23,120         11,381
   Other accrued expenses and liabilities                                                                 46,257         20,683
-------------------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                                       170,481        106,101
Long-term debt, excluding current installments (note 10)                                                 123,112         65,905
Obligations under capital leases, excluding current installments (note 11)                                 1,467          1,637
Purchase price payable (note 3)                                                                           66,103         13,722
Deferred tax credits and other liabilities (note 13)                                                      21,797          8,030
Convertible subordinated notes payable to physician groups (notes 7 and 8)                                83,918         59,369
Convertible subordinated debentures (notes 7 and 9)                                                      200,000             --
-------------------------------------------------------------------------------------------------------------------------------
         Total liabilities                                                                               666,878        254,764
-------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity (notes 8, 9, and 12):
   Preferred stock, no par value, 10,000 shares authorized                                                    --             --
   Common stock, no par value; 250,000 shares authorized in 1996 and 100,000 shares in 1995;
      issued and outstanding, 54,831 shares in 1996 and 53,399 shares in 1995                            389,712        363,211
   Retained earnings                                                                                      61,991         25,611
-------------------------------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                                                      451,703        388,822
-------------------------------------------------------------------------------------------------------------------------------
Commitments, contingencies and subsequent events (notes 3, 11, 12, and 14)
         Total liabilities and shareholders' equity                                                   $1,118,581     $  643,586
===============================================================================================================================

See accompanying notes to consolidated financial statements.

                        PHYCOR, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 1996, 1995, and 1994                                           1996           1995            1994
----------------------------------------------------------------------------------------------------------------------------
(All amounts are expressed in thousands, except for earnings per share)

Net revenue (note 2)                                                                $ 766,325      $ 441,596      $ 242,485
   Operating expenses (income):
   Clinic salaries, wages and benefits                                                291,361        166,031         88,443
   Clinic supplies                                                                    119,081         67,596         37,136
   Purchased medical services                                                          21,330         17,572         11,778
   Other clinic expenses                                                              125,947         71,877         40,939
   General corporate expenses                                                          21,115         14,191          9,417
   Rents and lease expense                                                             65,577         36,740         23,413
   Depreciation and amortization                                                       40,182         21,445         12,229
   Interest income                                                                     (3,867)        (1,816)        (1,334)
   Interest expense                                                                    15,981          5,230          3,963
   Minority interest in earnings of consolidated partnerships                          10,463          6,933             --
----------------------------------------------------------------------------------------------------------------------------
      Net operating expenses                                                          707,170        405,799        225,984
----------------------------------------------------------------------------------------------------------------------------
      Earnings before income taxes                                                     59,155         35,797         16,501
Income tax expense (note 13)                                                           22,775         13,923          4,826
----------------------------------------------------------------------------------------------------------------------------
      Net earnings                                                                  $  36,380      $  21,874      $  11,675
============================================================================================================================
Earnings per common share:
   Primary                                                                          $     .60      $     .41      $     .32
   Fully diluted                                                                           --             --            .31
============================================================================================================================
Weighted average number of shares and share equivalents outstanding (note 12):
   Primary                                                                             61,096         53,510         36,329
   Fully diluted                                                                           --             --         43,427
============================================================================================================================

See accompanying notes to consolidated financial statements.

                        PHYCOR, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                          Retained
                                                                                    Common Stock          earnings
                                                                                 -------------------    (accumulated
Years ended December 31, 1996, 1995, and 1994                                    Shares      Amount       deficit)       Total
-------------------------------------------------------------------------------------------------------------------------------
(All amounts are expressed in thousands)

Balances at December 31, 1993                                                    24,197     $ 77,943     $ (7,938)     $ 70,005
   Issuance of common stock, net of placement commissions and
      offering expenses totaling $3,590                                           8,978       76,726           --        76,726
   Conversion of subordinated debentures to common stock                          4,113       23,129           --        23,129
   Conversion of notes payable to common stock                                      589        2,498           --         2,498
   Stock options exercised                                                           22           92           --            92
   Net earnings for the year ended December 31, 1994                                 --           --       11,675        11,675
-------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1994                                                    37,899      180,388        3,737       184,125
   Issuance of common stock and warrants, net of placement commissions
      and offering expenses totaling $5,760                                       7,835      127,773           --       127,773
   Conversion of subordinated debentures to common stock                          4,882       27,566           --        27,566
   Conversion of notes payable to common stock                                    2,670       26,405           --        26,405
   Stock options exercised and related tax benefits                                 113        1,079           --         1,079
   Net earnings for the year ended December 31, 1995                                 --           --       21,874        21,874
-------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1995                                                    53,399      363,211       25,611       388,822
   Issuance of common stock and warrants, net of placement commissions
      and offering expenses totaling $192                                           261       10,312           --        10,312
   Conversion of notes payable to common stock                                      859       11,450           --        11,450
   Stock options exercised and related tax benefits                                 312        4,739           --         4,739
   Net earnings for the year ended December 31, 1996                                 --           --       36,380        36,380
-------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1996                                                    54,831     $389,712     $ 61,991      $451,703
===============================================================================================================================

See accompanying notes to consolidated financial statements.

                        PHYCOR, INC. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 1996, 1995, and 1994                                                    1996         1995         1994
---------------------------------------------------------------------------------------------------------------------------------
(All amounts are expressed in thousands)

Cash flows from operating activities:
   Net earnings                                                                              $  36,380    $  21,874    $  11,675
   Adjustments to reconcile net earnings to net cash provided by operating activities:
      Depreciation and amortization                                                             40,182       21,445       12,229
      Deferred income taxes                                                                      9,616        2,948        1,566
      Minority interests                                                                           172          729           --
      Increase (decrease) in cash, net of effects of acquisitions, due to changes in:
         Accounts receivable, net                                                              (36,376)     (12,179)      (9,496)
         Inventories                                                                            (1,880)      (1,280)        (576)
         Prepaid expenses and other assets                                                     (16,481)      (1,749)      (2,046)
         Accounts payable                                                                       (3,291)       5,474        1,646
         Due to physician groups                                                                13,489        8,595           29
         Other accrued expenses and liabilities                                                 23,006        2,204       (1,527)
---------------------------------------------------------------------------------------------------------------------------------
            Net adjustments                                                                     28,437       26,187        1,825
---------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities                                           64,817       48,061       13,500
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Payments for acquisitions, net                                                             (252,270)    (145,075)     (69,164)
   Purchase of property and equipment                                                          (50,053)     (29,292)     (17,496)
   Payments to acquire other assets                                                             (4,719)      (2,943)      (4,488)
---------------------------------------------------------------------------------------------------------------------------------
            Net cash used by investing activities                                             (307,042)    (177,310)     (91,148)
---------------------------------------------------------------------------------------------------------------------------------
Cash from financing activities:
   Net proceeds from issuance of stock and warrants                                              4,975      113,594       59,131
   Net proceeds from issuance of convertible debentures                                        194,395           --           --
   Proceeds from long-term borrowings                                                          161,000      130,400       42,100
   Repayment of long-term borrowings                                                          (104,546)    (100,144)     (17,115)
   Repayment of obligations under capital leases                                                (1,811)      (1,965)      (3,170)
   Loan costs incurred                                                                             (85)        (269)         (38)
---------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by financing activities                                          253,928      141,616       80,908
---------------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                                       11,703       12,367        3,260
Cash and cash equivalents--beginning of year                                                    18,827        6,460        3,200
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents--end of year                                                       $  30,530    $  18,827    $   6,460
=================================================================================================================================

                        PHYCOR, INC. AND SUBSIDIARIES

Years ended December 31, 1996, 1995, and 1994                                          1996            1995            1994
-----------------------------------------------------------------------------------------------------------------------------
(All amounts are expressed in thousands)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
   Interest                                                                        $  13,745       $   4,674       $   5,092
   Income taxes, net of refunds                                                       13,991          10,760           2,828
=============================================================================================================================
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Effects of acquisitions (note 3):
   Assets acquired, net of cash                                                    $ 384,807       $ 270,925       $ 172,441
   Liabilities assumed                                                               (89,326)        (50,015)        (64,577)
   Issuance of convertible subordinated notes payable                                (36,084)        (62,942)        (16,931)
   Issuance of common stock and warrants                                              (7,127)        (12,893)        (17,438)
   Cash received from disposition of clinic assets                                        --              --          (4,331)
-----------------------------------------------------------------------------------------------------------------------------
      Payment for assets acquired                                                  $ 252,270       $ 145,075       $  69,164
=============================================================================================================================
Capital lease obligations incurred to acquire equipment                            $     471       $     173       $     466
Conversion of subordinated debentures and notes payable to common stock               11,450          53,971          25,627
=============================================================================================================================

See accompanying notes to consolidated financial statements.

                        PHYCOR, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1996, 1995, and 1994

(1) SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

         (a) Description of Business

         PHYCOR, Inc. (Company) is a physician practice management company that acquires and operates multi-specialty medical clinics and develops and manages independent practice associations (IPAs). PHYCOR's objective is to organize physicians into professionally managed networks that assist physicians in assuming increased responsibility for delivering cost-effective medical care while attaining high-quality clinical outcomes and patient satisfaction. The Company, through wholly-owned subsidiaries, acquires certain assets of and operates clinics under long-term service agreements with affiliated physician groups that practice exclusively through such clinics. The Company provides administrative and technical support for professional services rendered by the physician groups under service agreements. Under most service agreements, the Company is reimbursed for all clinic expenses, as defined in the agreement, and participates at varying levels in the excess of net clinic revenue over clinic expenses. As of December 31, 1996, the Company operated 44 clinics in 25 states.

         The Company also manages IPAs which are networks of independent physicians. At December 31, 1996, these IPAs include over 9,200 physicians in 17 markets which provide capitated medical services to approximately 375,000 members, including approximately 69,000 Medicare members.

         (b) Principles of Consolidation

         The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries, partnerships and other entities in which the company has more than 50% ownership interest or exercises control.

All significant intercompany balances and transactions are eliminated in consolidation.

         (c) Cash and Cash Equivalents

         The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents as of December 31, 1996 include approximately $2,936,000 of consolidated partnership cash. These balances may only be used for the operations of the respective partnerships.

         (d) Accounts Receivable

         Accounts receivable principally represent receivables from patients and third-party payors for medical services provided by physician groups. Such amounts are recorded net of contractual allowances and estimated bad debts. Accounts receivable are a function of net clinic revenue rather than net revenue of the Company (See note 2).

         (e) Inventories

         Inventories are comprised primarily of medical supplies, medications and other materials used in the delivery of health care services by the physician groups at the Company's clinics. The Company values inventories at the lower of cost or market with cost determined using the first-in, first-out
(FIFO) method.

         (f) Property and Equipment

         Property and equipment are stated at cost. Equipment held under capital leases is stated at the present value of minimum lease payments at the inception of the related leases. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Equipment held under capital leases and leasehold improvements are amortized on a straight line basis over the shorter of the lease term or estimated useful life of the assets.

         (g) Intangible Assets

                  Clinic Service Agreements

         Costs of obtaining clinic service agreements are amortized using the straight-line method over the periods during which the agreements are effective, currently twenty-five to forty years. Clinic service agreements represent the exclusive right to operate the Company's clinics in affiliation with the related physician groups during the term of the agreements. In the event of termination of a service agreement, the related physician group is required to purchase all clinic assets, including the unamortized portion of intangible assets, generally at then current net book value.

                        PHYCOR, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Excess of Cost of Acquired Assets Over Fair Value

         Excess of cost of acquired assets over fair value (goodwill) is amortized using the straight line method over thirty years.

                  Other Intangible Assets

         Other intangible assets include costs associated with obtaining long-term financing which are being amortized systematically over the terms of the related debt agreements.

                  Amortization and Recoverability

         The Company periodically reviews its intangible assets to assess recoverability and impairments would be recognized in the statement of operations if a permanent impairment were determined to have occurred. Recoverability of intangibles is determined based on undiscounted future operating cash flows from the related business unit or activity. The amount of impairment, if any, is measured based on discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds.The assessment of the recoverability of intangible assets will be impacted if estimated future operating cash flows are not achieved.Amortization of intangibles amounted to $15,150,000, $7,441,000, and $3,518,000 for 1996, 1995
and 1994, respectively.

         (h) Impairment of Long-Lived Assets

         The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeded the fair value of the assets. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

         (i) Income Taxes

         Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         (j) Stock Option Plans

         Prior to January 1, 1996, the Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

         (k) Earnings Per Share

         Primary earnings per share have been computed by dividing net earnings by the weighted average number of common shares and common share equivalents outstanding during the periods. Common share equivalents included in determining earnings per share include shares issuable upon exercise of warrants and stock options and shares issuable upon conversion of certain debentures and notes payable, if dilutive.

                        PHYCOR, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Fully diluted earnings per share have been computed by dividing net earnings plus convertible subordinated debenture and note interest and amortization expense (net of income taxes) by the weighted average number of common shares and common share equivalents after giving effect to the common stock equivalents noted above and those arising from the conversion of the convertible subordinated debentures.

         (l) Use of Estimates

         Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

         (m) Reclassifications

         Certain prior year amounts have been reclassified to conform to the 1996 presentation.

         (n) New Accounting Standards

         The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 128 (SFAS 128), Earnings per Share and Statement of Financial Accounting Standards No. 129 (SFAS 129), Disclosure of Information about Capital Structure. SFAS 128 establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock. SFAS 129 establishes standards for disclosing information about an entity's capital structure and applies to all entities. Management believes that the Company's adoption of these standards, when effective, will not have a significant impact on the Company's financial statements.

(2) NET REVENUE

         Clinic service agreement revenue is equal to the net revenue of the clinics, less amounts retained by physician groups. Net clinic revenue is recorded by the physician groups at established rates reduced by provisions for doubtful accounts and contractual adjustments. Contractual adjustments arise due to the terms of certain reimbursement and managed care contracts. Such adjustments represent the difference between charges at established rates and estimated recoverable amounts and are recognized in the period the services are rendered. Any differences between estimated contractual adjustments and actual final settlements under reimbursement contracts are recognized as contractual adjustments in the year final settlements are determined.

         IPA management revenue is equal to the difference between the amount of capitation and risk pool payments due to the IPA's managed by the Company less amounts retained by the IPA.

         The following represent amounts included in the determination of net revenue (in thousands):

                                                1996         1995         1994
--------------------------------------------------------------------------------
Gross physician group revenue               $1,926,505   $1,069,033   $  581,156
Less:
   Provisions for doubtful accounts
      and contractual adjustments              699,186      359,653      175,120
--------------------------------------------------------------------------------
         Net physician group revenue         1,227,319      709,380      406,036
IPA revenue                                    302,928      146,975           --
--------------------------------------------------------------------------------
   Net physician group and
      IPA revenue                            1,530,247      856,355      406,036
Less amounts retained by
   physician groups and IPAs:
      Physician groups                         459,179      266,725      148,983
      Clinic technical employee
         compensation                           50,395       29,435       14,568
      IPAs                                     254,348      118,599           --
--------------------------------------------------------------------------------
         Net revenue                        $  766,325   $  441,596   $  242,485
================================================================================

         The Company derives most of its net revenue from 44 physician groups located in 25 states at December 31, 1996 with which it has service agreements. The Company's affiliated physician groups derived approximately 20% of their net revenues from services provided under the Medicare program for the years ended December 31, 1996 and 1995. Other than the Medicare program, the physician groups have no customers which represent more than 10% of aggregate net clinic revenue or 5% of accounts receivables at December 31, 1996.

                        PHYCOR, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3) ACQUISITIONS

         (a) Multispecialty Medical Clinics

         During 1996, 1995, and 1994, the Company, through wholly-owned subsidiaries, acquired certain operating assets of the following clinics:

Clinic                         Effective Date        Location
--------------------------------------------------------------------------------
1996:
Arizona Physicians Center      January 1, 1996       Phoenix, Arizona
Clinics of North Texas         March 1, 1996         Wichita Falls, Texas
Carolina Primary Care          May 1, 1996           Columbia, South Carolina
Harbin Clinic                  May 1, 1996           Rome, Georgia
Focus Health Services          July 1, 1996          Denver, Colorado
Clark-Holder Clinic            July 1, 1996          LaGrange, Georgia
Medical Arts Clinic            August 1, 1996        Minot, North Dakota
Wilmington
   Health Associates           August 1, 1996        Wilmington, North Carolina
Gulf Coast Medical Group       August 1, 1996        Galveston, Texas
Hattiesburg Clinic             October 1, 1996       Hattiesburg, Mississippi
Straub Clinic & Hospital (A)   October 1, 1996       Honolulu, Hawaii
Toledo Clinic                  November 1, 1996      Toledo, Ohio
Lewis-Gale Clinic              November 1, 1996      Roanoke, Virginia

1995:
Tidewater Physicians
   Multispecialty Group        January 1, 1995       Newport News, Virginia
Northeast Arkansas Clinic      March 1, 1995         Jonesboro, Arkansas
PAPP Clinic                    May 1, 1995           Newnan, Georgia
Ogden Clinic                   June 1, 1995          Ogden, Utah
Arnett Clinic                  August 1, 1995        Lafayette, Indiana
Casa Blanca Clinic             September 1, 1995     Mesa, Arizona
South Texas Medical Clinics    November 1, 1995      Wharton, Texas
South Bend Clinic (B)          November 1, 1995      South Bend, Indiana
Guthrie Clinic (C)             November 17, 1995     Sayre, Pennsylvania

1994:
Medical Arts Clinic            January 1, 1994       Corsicana, Texas
Lexington Clinic (D)           August 1, 1994        Lexington, Kentucky
Southern Plains
   Medical Center              August 1, 1994        Chickasha, Oklahoma
Holt-Krock Clinic              September 1, 1994     Fort Smith, Arkansas
Burns Clinic                   October 1, 1994       Petoskey, Michigan
Boulder Medical Center         October 1, 1994       Boulder, Colorado

(A) Straub Clinic & Hospital (Straub) was operated under an administrative services agreement effective October 1, 1996. The Company completed its merger and entered into a long-term service agreement with Straub effective January 17, 1997.
(B) The South Bend Clinic was operated by the Company under a management agreement between November 1, 1995 and December 31, 1995. Effective January 1, 1996 the Company completed the purchase of certain clinic operating assets and entered into a 40-year service agreement with the affiliated physician group.
(C) The Company has entered into a series of agreements with Guthrie Clinic whereby the Company agreed to provide management services for up to five years and agreed, pending satisfaction of certain conditions, to acquire certain assets of the clinic prior to the termination or expiration of the interim management agreement.
(D) The Lexington Clinic was operated by the Company under a management agreement between February 15, 1994 and July 31, 1994.

         In addition, the Company acquired certain operating assets of various individual physician practices and single specialty groups which were merged into clinics already operated by the Company.

         The Company acquires operating assets and liabilities in exchange for cash, convertible debentures, common stock or a combination thereof. Such consideration for the above clinic acquisitions and single specialty mergers was $357,458,000 for 1996, $239,620,000 for 1995, and $172,441,000 for 1994. The
acquisitions were accounted for as purchases, and the accompanying consolidated financial statements include the results of their operations from the dates of acquisition. Simultaneous with each acquisition, the Company

                        PHYCOR, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         entered into a long-term service agreement with each physician group. In conjunction with certain acquisitions, the Company is obligated to make deferred payments to physician groups. Such payments are included in due to physician groups and purchase price payable in the accompanying balance sheets.

         On September 30, 1994, the Company completed the sale of the assets of the Winter Haven, Florida clinic back to the affiliated physician group and ended its service agreement with the physician group. No gain or loss was realized by the Company in connection with the transaction.

         (b) North American Medical Management, Inc. (North American)

         Effective January 1, 1995, the Company completed its acquisition of North American, an operator and manager of IPAs. The Company paid $20.0 million at closing and committed to make additional future payments pursuant to an earn-out formula during 1997 and 1998 of up to an aggregate of $70.0 million. The total acquisition consideration may increase to a maximum of $130.0 million in the event of future acquisitions by North American of additional interest in IPA management entities. The first of such payments was made in 1996 and totaled approximately $13.9 million in cash. The second payment totaling approximately $21.1 million will be paid in cash at the end of the first quarter of 1997. Of the future payments to be made, a portion may be paid in shares of the Company's common stock.

         (c) Pro Forma Information and Subsequent Events

         The unaudited consolidated pro forma results of all current, continuing operations, assuming all 1996 and 1995 acquisitions, excluding the Guthrie Clinic which is operated under a management agreement, had been consummated on January 1, 1995, are as follows (in thousands except for earnings per share):

                                                      1996            1995
----------------------------------------------------------------------------
Net revenue                                         $905,135        $748,310
Earnings before income taxes                          68,854          58,701
Net earnings                                          42,303          35,845
Earnings per common share                                .67             .64
Weighted average number of shares
   and share equivalents outstanding                  62,946          56,252
----------------------------------------------------------------------------

         Since December 31, 1996, the Company has completed the purchase of certain operating assets of First Physicians Medical Group, a 21-physician clinic based in Palm Springs, California, The Vancouver Clinic, a 66-physician clinic based in Vancouver, Washington, and St. Petersburg Medical Clinic and Suncoast Medical Clinic which formed the 95-physician St. Petersburg-Suncoast Medical Group based in St. Petersburg, Florida. The Company has also entered into a 40-year service agreement with each of these multi-specialty physician groups.

         In January 1997, PHYCOR consummated its merger with Straub Clinic & Hospital, Incorporated, an integrated health care system with a 152-physician multi-specialty clinic and 159-bed acute care hospital located in Honolulu, Hawaii. In connection with the merger, PHYCOR will also provide management services to a related 35-physician group.

(4) PROPERTY AND EQUIPMENT

         Property and equipment at December 31, are summarized as follows (in thousands):

                                                           1996         1995
-----------------------------------------------------------------------------
Land and improvements                                   $  3,326     $  3,677
Buildings and leasehold improvements                      50,154       42,779
Equipment                                                142,745       83,786
Equipment under capital leases                             9,571        8,300
Construction in progress                                  10,470        4,666
-----------------------------------------------------------------------------
                                                         216,266      143,208
Less accumulated depreciation and amortization            56,038       34,395
-----------------------------------------------------------------------------
Net property and equipment                              $160,228     $108,813
=============================================================================

(5) INVESTMENT IN PHYCOR MANAGEMENT CORPORATION (PMC)

         In June 1995, the Company purchased a minority interest of approximately 9% in PMC and manages PMC pursuant to a 10-year administrative services agreement. PMC develops and manages IPA's and provides other services to physician organizations. PHYCOR has an option to purchase the remaining equity interest of PMC prior to the end of May 2005 at increasing prices based on the issuance price of the stock plus a fixed annual return. In connection with the PMC transaction, the Company committed to

                        PHYCOR, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

establish a revolving line of credit of $2.0 million for PMC for a period of five years of which no amounts were outstanding as of December 31, 1996.

(6) INTANGIBLE ASSETS

         Intangible assets at December 31, consist of the following (in thousands):

                                                         1996          1995
-----------------------------------------------------------------------------
Clinic service agreements                              $508,869      $288,787
Excess of cost of acquired assets over fair value        42,571        16,583
Franchise rights                                          2,219         2,366
Other                                                     6,046         1,227
-----------------------------------------------------------------------------
                                                       $559,705      $308,963
=============================================================================

(7) FAIR VALUE OF FINANCIAL INSTRUMENTS

         As of December 31, 1996 and 1995, the fair value of the Company's cash and cash equivalents, accounts receivable, accounts payable, due to physician groups, and accrued expenses approximated their carrying value because of the short maturities of those financial instruments. The fair value of the Company's long-term debt also approximates its carrying value since the related notes bear interest at current market rates.

         The estimated fair value of the convertible subordinated notes payable to physician groups was approximately $89,635,000 and $99,293,000 as of December 31, 1996 and 1995, respectively. The carrying value of these notes was approximately $83,918,000 and $59,369,000 at December 31, 1996 and 1995,
respectively. The estimated fair value of the Company's convertible subordinated debentures as of December 31, 1996 was $198,000,000, compared to a carrying value of $200,000,000. The estimated fair value of these convertible securities is based on the greater of their face value and the closing market value of the common shares into which they could have been converted at the respective balance sheet date.

(8) CONVERTIBLE SUBORDINATED NOTES PAYABLE TO PHYSICIAN GROUPS

         At December 31, 1996 and 1995, the Company had outstanding subordinated convertible notes payable to affiliated physician groups in the aggregate principal amount of approximately $83,918,000 and $59,369,000, respectively. These notes bear interest at rates of 6.0% to 7.0% and are convertible into shares of the Company's common stock at conversion prices ranging from $9.59 to $57.78 per share. A convertible subordinated note of $33,295,000 issued in connection with the Guthrie Clinic transaction will be convertible into approximately 903,000 shares of common stock upon the Company's acquisition of the clinic's assets. If the then current price of the common stock is less than the conversion price, PHYCOR will pay the clinic the principal amount of the note. The remaining convertible notes may be converted into approximately 2,527,000 shares of common stock commencing on varying dates in 1996 and 1997 at the option of the holders.

(9) CONVERTIBLE SUBORDINATED DEBENTURES

         At December 31, 1994, the Company had $28,655,000 of convertible subordinated debentures outstanding. The debentures had a coupon rate of 6.5% and were convertible into the Company's common stock at $5.87 per share. The Company called for redemption effective January 20, 1995, all outstanding debentures at a redemption price of 105.2% of par value plus accrued interest. In January 1995, prior to the redemption date, the debentures were converted into common stock of the Company.

         During February 1996, the Company completed a public offering of convertible subordinated debentures, which mature in 2003. Gross and net proceeds from the offering were $200,000,000 and approximately $194,395,000, respectively. The debentures were priced at par with a coupon rate of 4.5% and are convertible into the Company's common stock at $38.67 per share. The debentures may not be redeemed at the Company's option prior to February 15, 1998. From February 15, 1998 to February 15, 1999, the bonds may be redeemed only if the price of the Company's common stock exceeds $54.13. From February 15, 1999 to maturity, the bonds may be redeemed at prices decreasing from 102.572% of face value to face value.

                        PHYCOR, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(10) LONG-TERM DEBT

         Long-term debt at December 31, consists of the following (in thousands):

                                                            1996         1995
------------------------------------------------------------------------------
Term loan and revolving credit agreement,
   bearing interest at rates of 6.19% to 6.31%
   at December 31, 1996                                  $119,000      $58,300
Mortgages payable, bearing interest at rates
   ranging from 8.00% to 10.5%, secured by land,
   building, and certain equipment                          3,899        7,767
Other notes payable                                           637          425
------------------------------------------------------------------------------
   Total long-term debt                                   123,536       66,492
Less current installments                                     424          587
------------------------------------------------------------------------------
Long-term debt, excluding current installments           $123,112      $65,905
==============================================================================

         In July 1996, the Company completed modifications to its bank credit facility (Bank Credit Facility), which included the revision of certain terms and conditions and the addition of six participating financial institutions. The revised Bank Credit Facility provides for a five-year, $200,000,000 revolving line of credit and a $100,000,000 364-day facility for use by the Company prior to July 2001, for acquisitions, working capital, capital expenditures and general corporate purposes. The Bank Credit Facility provides that borrowings under the facility bear interest at either the Agent's base rate or .25% to .55% above the applicable eurodollar rate. The Company is required to pay a facility fee of between .10% to .25% per annum on the commitments, payable quarterly in arrears, until the commitments are terminated. The total drawn cost of borrowings under the Bank Credit Facility ranges from .375% to .75% above the applicable eurodollar rates.

         The Bank Credit Facility contains covenants which, among other things, require the Company to maintain certain financial ratios and impose certain limitations or prohibitions on the Company with respect to (i) the incurrence of certain indebtedness, (ii) the creation of security interest on the assets of the Company, and (iii) the payment of cash dividends on, and the redemption or repurchase of, securities of the Company, investments and acquisitions. The Company is required to obtain bank consent for acquisitions with an aggregate purchase price of $50.0 million or more. The Company was in compliance with such covenants at December 31, 1996.

         The aggregate maturities of long-term debt at December 31, 1996, are as follows (in thousands):

                   1997                               $    424
                   1998                                    245
                   1999                                    264
                   2000                                    285
                   2001                                119,302
                Thereafter                               3,016
--------------------------------------------------------------------------------
                                                      $123,536
================================================================================

(11) LEASES

         The Company has entered into operating leases of commercial property and clinic equipment with affiliated physician groups and third parties. Commercial properties under operating leases include clinic buildings, satellite operations, and administrative facilities. Capital leases relating to clinic equipment expire at various dates during the next five years.

                        PHYCOR, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The future minimum lease payments under noncancelable operating leases and the present value of future minimum capital lease payments at December 31, 1996, are as follows (in thousands):

                                                                        Net
                                                       Capital       operating
                                                       leases         leases
------------------------------------------------------------------------------
1997                                                   $1,491          4,189
1998                                                      924          3,331
1999                                                      362          2,779
2000                                                      209          2,198
2001                                                       84          2,025
Thereafter                                                 71          8,699
------------------------------------------------------------------------------
   Total minimum lease payments                        $3,141         23,221
                                                                      ======
Less amount representing interest
   (at rates ranging from 10% to 13%)                     437
-------------------------------------------------------------
Present value of net minimum capital lease
   payments                                             2,704
Less current installments of obligations
   under capital leases                                 1,237
-------------------------------------------------------------
   Obligations under capital leases,
      excluding current installments                   $1,467
=============================================================

         At December 31, 1996, equipment with a cost of approximately $9,571,000 and accumulated depreciation of approximately $6,054,000 was held under capital leases.

         Net payments under operating leases include total commitments of $539,682,000 reduced by amounts to be reimbursed under clinic service agreements of $516,461,000. Payments due under operating leases include $231,139,000 payable to physician groups and their affiliates. In the event of a service agreement termination, any related lease obligations are also terminated. Total rental expense for operating leases in 1996, 1995, and 1994 was approximately $65,577,000, $37,920,000, and $22,961,000, respectively.

(12) SHAREHOLDERS' EQUITY

         (a) Common Stock

         On April 15, 1994, the Company completed a public offering of 6,885,000 shares of its common stock. Net proceeds from the offering were approximately $58,700,000. On June 23, 1995, the Company completed an additional public offering of 6,955,000 shares of its common stock. Net proceeds from the offering were approximately $110,900,000.

         On November 18, 1994, the Company declared a three-for-two stock split effected in the form of a 50% stock dividend on outstanding shares distributed December 15, 1994 to shareholders of record on December 1, 1994. A second three-for-two stock split was declared on August 18, 1995 to shareholders of record on September 1, 1995. A third three-for-two stock split was declared on May 17, 1996 to shareholders of record on May 31, 1996. All common share and per share data included in the accompanying consolidated financial statements and footnotes thereto have been restated to reflect these stock splits.

         On February 27, 1997, the Company completed a public offering of 6,400,000 shares of its common stock at a price of $30.00 per share. On March 7, 1997, the Companyu sold 895,000 additional shares. Net proceeds to the Company from the offering totaled approximately $210,500,000 and were used to repay bank debt.

         (b) Preferred Stock

         The Company has 10,000,000 shares of authorized but unissued preferred stock. The Company has reserved for issuance 500,000 shares of Series A Junior Participating Preferred Stock issuable in the event of certain change-in-control events.

                        PHYCOR, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         (c) Warrants

         In February 1992, the Company issued a warrant to purchase 42,188 shares of common stock at an exercise price of $4.74 per share of which the right to purchase 15,000 shares has been exercised.

         In June 1995, the Company issued warrants for the purchase of 348,001 shares of common stock in connection with the PMC offering, which consisted of the warrants and shares of PMC's Class B common stock. The exercise price of the warrants is $15.40. The warrants are exercisable at any time prior to May 2005. In connection with certain clinic transactions, the Company has issued warrants for the purchase of a total of 506,010 shares of common stock. The following represents a summary of warrants outstanding at December 31, 1996:

                                                             Exercisable at
Grant                 Expiration      Number       Exercise   December 31,
date                     date        of shares       price        1996
---------------------------------------------------------------------------
February 1992            1998          27,188       $ 4.74        27,188
June 1995                2005         348,001        15.40       348,001
November 1995            2003         387,967        25.78            --
April 1996               2002          50,208        29.87            --
July 1996                2002          67,835        44.23            --
---------------------------------------------------------------------------
                                      881,199                    375,189
===========================================================================

         (d) 1988 Stock Incentive Plan and Other Stock Plans

         The Company has two stock option plans. Under the Amended 1988 Incentive Stock Plan ("Incentive Plan"), the Company has reserved 13,500,000 shares of it common stock for issuance pursuant to option and stock grants to employees and directors. Under the Amended 1992 Directors Stock Plan (" Directors Plan"), 337,500 shares of common stock are reserved. Under both plans, stock options are granted with an exercise price equal to the estimated fair market value of the Company's common stock on the date of grant. All options have a term of ten years and become exercisable in installments over periods ranging up to five years. In addition to options granted under the two plans, the Company has granted options for the purchase of 25,313 shares of its common stock to a director of the Company and a consultant.

         At December 31, 1996, there were approximately 2,476,000 and 166,000 additional shares available for grant under the Incentive Plan and the Directors Plan, respectively.

         The per share weighted-average fair value of stock options granted during 1996 and 1995 was $16.97 and $9.25 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: expected dividend yield of 0.0% for both 1996 and 1995, expected volatility of 56% in 1996 and 43% in 1995, risk-free interest rate ranging from 5.25% to 6.63% in 1996 and 5.50% to 7.75% in 1995, and an expected life of five years for both 1996 and 1995.

         The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below (in thousands except for earnings per share):

                                                        1996            1995
------------------------------------------------------------------------------
Net income                      As reported           $36,380         $21,874
                                  Pro forma            31,427          20,673
Earnings per share              As reported           $   .60         $   .41
                                  Pro forma               .51             .39

         Pro forma net income reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.

                        PHYCOR, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Stock option activity during the periods indicated is as follows (shares in thousands):

                                           Number of           Weighted-Average
                                            Shares              Exercise Price
--------------------------------------------------------------------------------
Balance at December 31, 1994                 4,870                    7.13
   Granted                                   2,924                   19.81
   Exercised                                  (113)                   4.27
   Forfeited                                  (127)                   9.36
--------------------------------------------------------------------------------
Balance at December 31, 1995                 7,554                   11.93
   Granted                                   3,164                   30.55
   Exercised                                  (297)                   5.25
   Forfeited                                  (134)                  19.49
--------------------------------------------------------------------------------
Balance at December 31, 1996                10,287                   17.84
================================================================================

         At December 31, 1996, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $2.97 - $38.33 and 8.16 years, respectively.

         At December 31, 1996 and 1995, the number of options exercisable was 1,392,000 and 854,000, respectively, and the weighted-average exercise price of those options was $5.23 and $4.15, respectively.

         (e) Stock Purchase Plans

         The Company has reserved 843,750 common shares for issuance pursuant to its employee stock purchase plan. During 1996 and 1995, approximately 110,000 and 66,000 shares were issued relative to the plan. Shares issued under the employee stock purchase plan will generally be priced at the lower of 85% of the fair market value of the Company's common stock on the first or the last trading days of the plan year.

         The Company also established the 1996 Affiliate Stock Purchase Plan and has reserved 2,250,000 common shares for this plan. Eligible participants generally include physicians and other employees of medical clinics with which the Company has a management or service agreement and employees of limited liability companies and partnerships in which the Company has an equity interest of at least 50%. Shares issued under the plan will be priced using a similar method as that of the employee stock purchase plan. To date, no shares have been issued under this plan.

(13) INCOME TAX EXPENSE

         Current income tax expense for the years ended December 31, 1996, 1995, and 1994, consists of (in thousands):

                                                1996         1995       1994
-----------------------------------------------------------------------------
Current:
   Federal                                    $10,935       $9,476     $2,199
   State                                        2,224        1,499      1,061
Deferred:
   Federal                                      9,354        2,564      1,302
   State                                          262          384        264
-----------------------------------------------------------------------------
                                              $22,775      $13,923     $4,826
=============================================================================

                        PHYCOR, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Total income tax expense differed from the amount computed by applying the U.S. Federal income tax rate of 34 percent in 1994 and 35 percent in 1995 and 1996 to earnings before income taxes as a result of the following (in thousands):

                                                 1996        1995       1994
------------------------------------------------------------------------------
Computed "expected" tax expense                $20,704     $12,529    $ 5,610
Increase (reduction) in income
   taxes resulting from:
   Net operating loss carryforwards utilized        --          --     (3,662)
   State income taxes,
      net of federal income tax benefit          1,616       1,224        875
   Reduction of goodwill of acquired entity         --          --      1,951
   Increase in deferred tax rate                    --         160         --
   Amortization of nondeductible goodwill          499          --         --
   Other                                           (44)         10         52
------------------------------------------------------------------------------
      Total income tax expense                 $22,775     $13,923    $ 4,826
==============================================================================

         The tax effects of temporary differences that give rise to significant portions of the deferred tax asset and deferred tax liability are presented below (in thousands):

                                               DECEMBER 31,        December 31,
                                                   1996               1995
-------------------------------------------------------------------------------
Deferred tax assets:
   Reserves for incurred but not
      reported self-insurance claims             $ 3,013            $   555
   Operating loss carryforwards                    4,921              4,208
   Deferred gain on sale and leaseback                --                304
   Other                                           1,427              1,288
-------------------------------------------------------------------------------
         Total gross deferred tax asset            9,361              6,355
   Less valuation allowance                       (3,441)            (2,520)
-------------------------------------------------------------------------------
         Net deferred tax asset                    5,920              3,835
-------------------------------------------------------------------------------
Deferred tax liability:
   Plant and equipment, principally due to
      differences in depreciation                  6,968              3,463
   Capital leases                                  2,347              1,814
   Clinic service agreements                      10,265              4,658
   Prepaid expenses                                1,726              1,293
   Income from partnerships                        1,506                 --
   Other                                             382                265
-------------------------------------------------------------------------------
         Total gross deferred tax liability       23,194             11,493
-------------------------------------------------------------------------------
         Net deferred tax liability              $17,274            $ 7,658
===============================================================================

                        PHYCOR, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The significant components of the deferred tax expense as of December 31, 1996 and 1995 are as follows (in thousands):

                                                             1996       1995
-----------------------------------------------------------------------------
Change in net deferred tax liability                        $9,616     $1,669
Deferred taxes of acquired entities                            --       1,279
-----------------------------------------------------------------------------
   Deferred tax expense                                     $9,616     $2,948
=============================================================================

         The valuation allowance for deferred tax assets as of December 31, 1996 was $3,441,000. The net change in the total valuation allowance, which primarily relates to federal and state net operating loss carryforwards, for the year ended December 31, 1996 was an increase of $921,000. The increase in the valuation reserve relates to deferred tax assets of entities acquired during 1996. As of December 31, 1996, the Company had approximately $3,650,000 of federal and $56,000,000 of state net operating loss carryforwards which begin to expire in 2003. The utilization of these carryforwards is subject to the future level of taxable income of the applicable subsidiaries.

         The Company has been the subject of an audit by the IRS since 1991, and the IRS has proposed adjustments relating to the timing of recognition for tax purposes of certain revenue and deductions relating to uncollectable accounts. PHYCOR disagrees with the positions asserted by the IRS and is vigorously contesting these proposed adjustments. The Company believes that any adjustments resulting from resolution of this disagreement would not affect reported net earnings of PHYCOR but would defer tax benefits and change the levels of current and deferred tax assets and liabilities.

(14) EMPLOYEE BENEFIT PLANS

         As of January 1, 1989, the Company adopted the PHYCOR, Inc. Savings and Profit Sharing Plan. The Plan is a defined contribution plan covering substantially all employees. Company contributions are based on specified percentages of employee compensation. The Company funds contributions as accrued. The contributions for 1996, 1995, and 1994 amounted to $7,803,000, $3,976,000, and $2,265,000, respectively.

         In connection with certain of the Company's acquisitions, the Company adopted employee retirement plans previously sponsored solely by the physician groups. The Company has recognized as expense its required contributions to be made to the plans of approximately $3,174,000, $1,248,000, and $1,016,000 relative to its employees for 1996, 1995 and 1994, respectively.

(15) COMMITMENTS AND CONTINGENCIES

         (a) Employment Agreements

         The Company has entered into employment agreements with certain of its management employees, which include, among other terms, noncompetitive provisions and salary and benefits continuation.

         (b) Commitments to Physician Groups

         Under terms of certain of its service agreements, the Company is committed to provide capital for the improvement and expansion of clinic facilities. The commitments vary depending on such factors as total capital expenditures, the number of physicians practicing at each clinic, and the cost of specific planned projects. All projects funded under these commitments must be approved by the Company before they commence.

                        PHYCOR, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The Company is also committed to provide, under certain circumstances, advances to physician groups to principally finance the recruitment of new physicians. These advances will be repaid out of the physician groups' share of future clinic revenue. At December 31, 1996 and 1995, $2,230,000, and $672,000, respectively, of such advances were outstanding.

         (c) Litigation

         The Company is subject to various claims and legal actions which arise in the ordinary course of business. The Company has malpractice and other insurance to protect against such claims or legal actions. In the opinion of management, the ultimate resolution of such matters will be adequately covered by the insurance and will not have a material adverse effect on the Company's financial position, results of operation or liquidity.

         (d) Insurance

         The Company and its affiliated physician groups are insured with respect to medical malpractice risks on a claims-made basis. There are known claims and incidents that may result in the assertion of additional claims, as well as claims from unknown incidents that may be asserted. Management is not aware of any claims against it or its affiliated physician groups which might have a material impact on the Company's financial position.

         (e) Contingent Consideration

         In connection with the acquisition of clinic operating assets, the Company is contingently obligated to pay an estimated additional $64,000,000 in future years, depending on the achievement of certain financial and operational objectives by the related physician groups. Such liability, if any, will be recorded in the period in which the outcome of the contingency becomes known. Any payment made will be allocated among the assets acquired and will not immediately be charged to expense.

COMMON STOCK

         PHYCOR, Inc. Common Stock is traded on the Nasdaq Stock Market under the symbol PHYC. The Company's 4.5% convertible subordinated debentures due 2003, are traded on the Nasdaq Stock Market under the symbol PHYCH. The Company's initial public offering took place on January 22, 1992. The high and low sale prices have been adjusted to reflect the three-for-two stock splits effected in December 1994, September 1995, and June 1996.

1995                    High        Low
-----------------------------------------
First Quarter          $15.89     $10.89
Second Quarter          17.05      12.00
Third Quarter           23.05      15.22
Fourth Quarter          34.00      20.50
-----------------------------------------
1996
-----------------------------------------
First Quarter          $37.00     $25.50
Second Quarter          41.63      26.67
Third Quarter           39.25      26.75
Fourth Quarter          41.50      25.63
-----------------------------------------
1997
-----------------------------------------
First Quarter          $35.38     $26.75
-----------------------------------------

         As of March 31, 1997, the Company had approximately 20,600 shareholders, including approximately 2,300 shareholders of record and approximately 18,300 persons or entities holding Common Stock in nominee name.

         The Company has never declared or paid a dividend on its Common Stock, except for the three-for-two stock splits referred to above, each of which was paid in the form of a 50% stock dividend. The Company intends to retain its earnings to finance the growth of its businesses. The declaration of dividends is currently prohibited by the Company's bank credit facility, and it is anticipated that loan agreements which the Company may enter into in the future will also contain restrictions on the payment of dividends by the Company.